Exemption File No. 82-5006



SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2010 FEB 24 P 7:57

23 February 2010

SUPPL

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.




10015272

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("**HKSE**") on 22 February 2010 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

dlw 2/25

E\vw\SL Asia\Connected Transaction\ltr_ADR.doc.16



Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotel Public Company Limited ("**SHPCL**") is a company listed on the Stock Exchange of Thailand ("**SET**") and a 73.61% owned subsidiary of Shangri-La Asia Limited. SHPCL released to SET an announcement (the "**Announcement**") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 22 February 2010

* *For identification purpose only*

Shangri-la Hotel Public Company Limited
and its subsidiaries
Report and consolidated financial statements
31 December 2009

Report of Independent Auditor

To the Shareholders of Shangri-La Hotel Public Company Limited

I have audited the accompanying consolidated balance sheet of Shangri-La Hotel Public Company Limited and its subsidiaries as at 31 December 2009, the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, and the separate financial statements of Shangri-La Hotel Public Company Limited for the same period. These financial statements are the responsibility of the management of the Company and its subsidiaries as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated financial statements of Shangri-La Hotel Public Company Limited and its subsidiaries and the separate financial statements of Shangri-La Hotel Public Company Limited for the year ended 31 December 2008, as presented herein for comparative purposes, were audited in accordance with generally accepted auditing standards by another auditor of our firm who, under her report dated 13 February 2009, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shangri-La Hotel Public Company Limited and its subsidiaries and of Shangri-La Hotel Public Company Limited as at 31 December 2009, and the results of their operations, and cash flows for the year then ended in accordance with generally accepted accounting principles.

Thipawan Nananuwat
Certified Public Accountant (Thailand) No. 3459

Ernst & Young Office Limited
Bangkok: 22 February 2010

Shangri-La Hotel Public Company Limited and its subsidiaries

Balance sheets

As at 31 December 2009 and 2008

(Unit: Baht)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
Assets					
Current assets					
Cash and cash equivalents		664,249,826	739,359,353	588,063,065	649,192,975
Current investments - deposits at financial institutions		150,281	413,127	-	-
Trade accounts receivable		104,107,008	77,966,790	104,107,008	77,966,790
Less: Allowance for doubtful accounts		(1,351,177)	(1,226,386)	(1,351,177)	(1,226,386)
Trade accounts receivable - net	7	102,755,831	76,740,404	102,755,831	76,740,404
Other receivable - related party	14	9,329,659	-	9,329,659	-
Inventories - net	8	36,840,528	37,166,531	36,840,528	37,166,531
Other current assets		35,103,722	14,547,871	35,060,653	14,524,762
Total current assets		848,429,847	868,227,286	772,049,736	777,624,672
Non-current assets					
Investments in subsidiaries	9	-	-	1,296,600,000	1,296,600,000
Investments in associates	10	-	-	-	-
Other long-term investments					
Investments in related parties	11	1,075,612,188	837,828,911	-	-
Investment in other company	12	119,371,840	110,418,952	-	-
Available-for-sale securities	13	51,195,831	49,452,994	51,195,831	49,452,994
Loans to and accrued interest from related party	14	481,415,338	508,206,932	-	-
Property, plant and equipment - net	15	3,868,508,979	3,582,271,458	3,866,655,365	3,580,417,844
Intangible assets - net	16	6,999,318	12,432,005	6,999,318	12,432,005
Deferred income tax	17	97,447,504	37,220,195	97,447,504	37,220,195
Deposits		34,915,667	20,439,221	34,915,667	20,439,221
Total non-current assets		5,735,466,665	5,158,270,668	5,353,813,685	4,996,562,259
Total assets		6,583,896,512	6,026,497,954	6,125,863,421	5,774,186,931

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Balance sheets (continued)

As at 31 December 2009 and 2008

(Unit: Baht)

		Consolidated financial statements		Separate financial statements	
	Note	2009	2008	2009	2008
Liabilities and shareholders' equity					
Current liabilities					
Bank overdrafts	18	369,618	14,888,018	369,618	14,888,018
Trade accounts payable		100,993,337	71,703,839	100,993,337	71,703,839
Construction payable		32,321,406	150,312,003	32,321,406	150,312,003
Amounts due to related parties	14	5,826,718	8,478,292	5,826,718	8,478,292
Short term loan from a related party	14	498,600,000	-	498,600,000	-
Other current liabilities					
Royalty, marketing and other fees payable	14	20,347,841	16,567,102	20,347,841	16,567,102
Corporate income tax payable		341,266	561,291	-	-
Value added tax payable		-	950,402	-	950,402
Retention payable		51,328,429	61,850,680	51,328,429	61,850,680
Accrued expenses		66,877,204	53,098,780	66,260,843	52,484,772
Others		110,625,945	96,536,313	102,207,355	88,117,710
		249,520,685	229,564,568	240,144,468	219,970,666
Total current liabilities		887,631,764	474,946,720	878,255,547	465,352,818
Non-current liabilities					
Long-term loan from bank	20	200,000,000	-	200,000,000	-
Interest payable to minority shareholders of subsidiaries		66,273,626	66,273,626	-	-
Rental deposits		12,789,589	14,947,061	12,789,589	14,947,061
Total non-current liabilities		279,063,215	81,220,687	212,789,589	14,947,061
Total liabilities		1,166,694,979	556,167,407	1,091,045,136	480,299,879

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Balance sheets (continued)

As at 31 December 2009 and 2008

(Unit: Baht)

		Consolidated financial statements		Separate financial statements	
	Note	2009	2008	2009	2008
Shareholders' equity					
Share capital					
Registered					
130,000,000 ordinary shares of Baht 10 each		1,300,000,000	1,300,000,000	1,300,000,000	1,300,000,000
Issued and fully paid up					
130,000,000 ordinary shares of Baht 10 each		1,300,000,000	1,300,000,000	1,300,000,000	1,300,000,000
Share premium		1,590,400,000	1,590,400,000	1,590,400,000	1,590,400,000
Unrealised gain (loss) on changes in the value					
of investments in available-for-sale securities					
Other company	19	762,491	(457,495)	762,491	(457,495)
Related company	11	310,003,399	46,074,897	-	-
Translation adjustments		754,207,591	795,239,384	-	-
Retained earnings					
Appropriated - statutory reserve	21	130,000,000	130,000,000	130,000,000	130,000,000
Unappropriated		1,331,828,052	1,609,073,761	2,013,655,794	2,273,944,547
Total shareholders' equity		5,417,201,533	5,470,330,547	5,034,818,285	5,293,887,052
Total liabilities and shareholders' equity		6,583,896,512	6,026,497,954	6,125,863,421	5,774,186,931
		-	-	-	-

The accompanying notes are an integral part of the financial statements.

....

Directors

....

Shangri-La Hotel Public Company Limited and its subsidiaries

Income statements

For the years ended 31 December 2009 and 2008

(Unit: Baht)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
Revenues from hotel operations:					
Room		597,096,191	1,043,877,378	597,096,191	1,043,877,378
Food and beverage		410,013,688	662,901,887	410,013,688	662,901,887
Others		96,944,458	149,703,684	96,944,458	149,703,684
Total revenues from hotel operations		1,104,054,337	1,856,482,949	1,104,054,337	1,856,482,949
Cost of sales and services		(445,862,233)	(614,662,677)	(445,862,233)	(614,662,677)
Gross profit		658,192,104	1,241,820,272	658,192,104	1,241,820,272
Other incomes					
Interest income		10,014,360	26,777,930	5,050,828	19,876,794
Dividend income		8,324,488	42,622,167	33,228,514	28,016,438
Reversal of allowance for diminution in value of investment		8,952,888	39,141,174	-	-
Other income		5,007,214	41,284,612	5,007,214	41,284,612
Income before expenses		690,491,054	1,391,646,155	701,478,660	1,330,998,116
Selling expenses		(81,236,987)	(111,563,580)	(81,236,987)	(111,563,580)
Administrative expenses		(294,154,755)	(371,772,008)	(292,705,761)	(370,436,023)
Depreciation and amortisation	*15, 16*	(451,278,000)	(452,702,866)	(451,278,000)	(452,702,866)
Management benefit expenses		(50,471,025)	(57,671,672)	(50,471,025)	(57,671,672)
Gain (loss) on sales of plant and equipment		(13,247,209)	412,693	(13,247,209)	412,693
Total expenses		(890,387,976)	(993,297,433)	(888,938,982)	(991,961,448)
Income (loss) before share of loss on investments in associates, finance cost and corporate income tax		(199,896,922)	398,348,722	(187,460,322)	339,036,668
Share of loss on investments in associates	*10.3*	(4,152,967)	(13,819,460)	-	-
Income (loss) before finance cost and corporate income tax		(204,049,889)	384,529,262	(187,460,322)	339,036,668
Finance cost		(3,578,591)	(355,104)	(3,578,591)	(355,104)
Income (loss) before corporate income tax		(207,628,480)	384,174,158	(191,038,913)	338,681,564
Income (expenses) - corporate income tax	*17*	60,382,771	(77,952,786)	60,750,160	(77,807,174)
Net income (loss) for the year		(147,245,709)	306,221,372	(130,288,753)	260,874,390
Basic earnings per share	*23*				
Net income (loss)		(1.13)	2.36	(1.00)	2.01

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Cash flows statements

For the years ended 31 December 2009 and 2008

(Unit: Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Cash flows from operating activities				
Net income (loss) before tax	(207,628,480)	384,174,158	(191,038,913)	338,681,564
Adjustments to reconcile net income (loss) before tax to net cash provided by (paid from) operating activities:				
Depreciation and amortisation	451,278,000	452,702,866	451,278,000	452,702,866
Doubtful accounts	124,791	(2,413,990)	124,791	(2,413,990)
Loss from stock obsolescences	403,218	230,276	403,218	230,276
Loss (gain) on sales of plant and equipment	13,247,209	(412,693)	13,247,209	(412,693)
Reversal of allowance for diminution in value of investment	(8,952,888)	(39,141,174)	-	-
Share of loss from investments in associates	4,152,967	13,819,460	-	-
Interest income	(10,014,360)	(26,777,930)	(5,050,828)	(19,876,794)
Dividend income	(8,324,488)	(42,622,167)	(33,228,514)	(28,016,438)
Interest expenses	3,578,591	355,104	3,578,591	355,104
Income from operating activities before changes in operating assets and liabilities	237,864,560	739,913,910	239,313,554	741,249,895
Operating assets (increase) decrease				
Trade accounts receivable	(26,140,218)	104,438,387	(26,140,218)	104,438,387
Inventories	(77,215)	(346,173)	(77,215)	(346,173)
Other receivable - related party	(9,329,659)	-	(9,329,659)	-
Other current assets	(19,171,557)	(3,298,826)	(19,156,466)	(3,306,193)
Deposits	(14,476,446)	10,339,904	(14,476,446)	10,339,904
Operating liabilities increase (decrease)				
Trade accounts payable	29,289,498	(36,179,628)	29,289,498	(36,179,628)
Amount due to related parties	(2,651,574)	(5,241,503)	(2,651,574)	(5,241,503)
Royalty, marketing and other fees payable	3,780,739	(5,333,385)	3,780,739	(5,333,385)
Value added tax payable	(950,402)	(10,540,245)	(950,402)	(10,540,245)
Retention payable	(10,522,251)	(26,178,539)	(10,522,251)	(26,178,539)
Accrued expenses and other current liabilities	26,902,706	(42,512,709)	26,900,366	(42,560,822)
Rental deposit	(2,157,472)	(1,847,917)	(2,157,472)	(1,847,917)
Cash flows from operating activities	212,360,709	723,213,276	213,822,454	724,493,781
Cash paid for interest expenses	(2,613,242)	(355,104)	(2,613,242)	(355,104)
Cash paid for corporate income tax	(2,226,866)	(165,240,360)	(1,650,511)	(164,395,305)
Net cash flows from operating activities	207,520,601	557,617,812	209,558,701	559,743,372

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Cash flows statements (continued)

For the years ended 31 December 2009 and 2008

(Unit: Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Cash flows from investing activities				
Decrease in current investments - deposits				
at financial institutions	262,846	169,841,216	-	170,000,000
Decrease in loans to related parties	10,328,129	16,450,470	-	-
Cash received from interest	10,269,517	36,384,752	5,321,913	22,252,497
Cash received from dividend	8,324,488	42,622,167	33,228,514	28,016,438
Proceeds from sales of plant and equipment	15,988,877	7,344,131	15,988,877	7,344,131
Acquisition of plant and equipment and				
payment of construction payable	(879,309,515)	(563,587,848)	(879,309,515)	(563,587,848)
Acquisition of intangible assets	-	(2,929,376)	-	(2,929,376)
Net cash flows used in investing activities	(834,135,658)	(293,874,488)	(824,770,211)	(338,904,158)
Cash flows from financing activities				
Increase (decrease) in bank overdrafts	(14,518,400)	14,888,018	(14,518,400)	14,888,018
Cash receipt from short term loan from a related party	498,600,000	-	498,600,000	-
Cash receipt from long-term loan	200,000,000	-	200,000,000	-
Dividend paid	(130,000,000)	(260,000,000)	(130,000,000)	(260,000,000)
Net cash flows from (used in) financing activities	554,081,600	(245,111,982)	554,081,600	(245,111,982)
Increase (decrease) in translation adjustments	(2,576,070)	3,209,652	-	-
Net increase (decrease) in cash and cash equivalents	(75,109,527)	21,840,994	(61,129,910)	(24,272,768)
Cash and cash equivalents at beginning of year	739,359,353	717,518,359	649,192,975	673,465,743
Cash and cash equivalents at end of year	664,249,826	739,359,353	588,063,065	649,192,975
	-	-	-	-

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Statements of changes in shareholders' equity

For the years ended 31 December 2009 and 2008

(Unit: Baht)

	Consolidated financial statements							
			Unrealised gain (loss) on changes in value of investments in available-for-sale securities			Retained earnings		
	Issued and fully paid-up share capital	Share premium	Other company	Related company	Translation adjustments	Appropriated	Unappropriated	Total
Balance as at 31 December 2007	1,300,000,000	1,590,400,000	2,287,473	787,182,883	741,684,567	130,000,000	1,562,852,389	6,114,407,312
Income and expenses recognised directly in equity:								
Unrealised loss in change in value of investments	-	-	(2,941,037)	(741,107,986)	-	-	-	(744,049,023)
Translation adjustments	-	-	-	-	53,554,817	-	-	53,554,817
Deferred tax recognised/transferred out from shareholders' equity	-	-	196,069	-	-	-	-	196,069
Net income and expenses recognised directly in equity	1,300,000,000	1,590,400,000	(457,495)	46,074,897	795,239,384	130,000,000	1,562,852,389	5,424,109,175
Net income for the year	-	-	-	-	-	-	306,221,372	306,221,372
Total income and expenses for the year	1,300,000,000	1,590,400,000	(457,495)	46,074,897	795,239,384	130,000,000	1,869,073,761	5,730,330,547
Dividend paid (Note 26)	-	-	-	-	-	-	(260,000,000)	(260,000,000)
Balance as at 31 December 2008	1,300,000,000	1,590,400,000	(457,495)	46,074,897	795,239,384	130,000,000	1,609,073,761	5,470,330,547
Balance as at 31 December 2008	1,300,000,000	1,590,400,000	(457,495)	46,074,897	795,239,384	130,000,000	1,609,073,761	5,470,330,547
Income and expenses recognised directly in equity:								
Unrealised gain in change in value of investments	-	-	1,546,768	263,928,502	-	-	-	265,475,270
Translation adjustments	-	-	-	-	(41,031,793)	-	-	(41,031,793)
Deferred tax recognised/transferred out from shareholders' equity	-	-	(326,782)	-	-	-	-	(326,782)
Net income recognised directly in equity	1,300,000,000	1,590,400,000	762,491	310,003,399	754,207,591	130,000,000	1,609,073,761	5,694,447,242
Net loss for the year	-	-	-	-	-	-	(147,245,709)	(147,245,709)
Total income for the year	1,300,000,000	1,590,400,000	762,491	310,003,399	754,207,591	130,000,000	1,461,828,052	5,547,201,533
Dividend paid (Note 26)	-	-	-	-	-	-	(130,000,000)	(130,000,000)
Balance as at 31 December 2009	1,300,000,000	1,590,400,000	762,491	310,003,399	754,207,591	130,000,000	1,331,828,052	5,417,201,533

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Statements of changes in shareholders' equity (continued)

For the years ended 31 December 2009 and 2008

(Unit: Baht)

	Separate financial statements						
			Unrealised gain (loss) on changes in value of investments in available-for-sale securities		Retained earnings		
	Issued and fully paid-up share capital	Share premium	Other company	Related company	Appropriated	Unappropriated	Total
Balance as at 31 December 2007	1,300,000,000	1,590,400,000	2,287,473	-	130,000,000	2,273,070,157	5,295,757,630
Income and expenses recognised directly in equity:							
Unrealised loss in change in value of investments	-	-	(2,941,037)	-	-	-	(2,941,037)
Deferred tax recognised/transferred out from shareholders' equity	-	-	196,069	-	-	-	196,069
Net income and expenses recognised directly in equity	1,300,000,000	1,590,400,000	(457,495)	-	130,000,000	2,273,070,157	5,293,012,662
Net income for the year	-	-	-	-	-	260,874,390	260,874,390
Total income and expenses for the year	1,300,000,000	1,590,400,000	(457,495)	-	130,000,000	2,533,944,547	5,553,887,052
Dividend paid (Note 26)	-	-	-	-	-	(260,000,000)	(260,000,000)
Balance as at 31 December 2008	1,300,000,000	1,590,400,000	(457,495)	-	130,000,000	2,273,944,547	5,293,887,052
							-
Balance as at 31 December 2008	1,300,000,000	1,590,400,000	(457,495)	-	130,000,000	2,273,944,547	5,293,887,052
Income and expenses recognised directly in equity:							
Unrealised gain in change in value of investments	-	-	1,546,768	-	-	-	1,546,768
Deferred tax recognised/transferred out from shareholders' equity	-	-	(326,782)	-	-	-	(326,782)
Net income recognised directly in equity	1,300,000,000	1,590,400,000	762,491	-	130,000,000	2,273,944,547	5,295,107,038
Net loss for the year	-	-	-	-	-	(130,288,753)	(130,288,753)
Total income for the year	1,300,000,000	1,590,400,000	762,491	-	130,000,000	2,143,655,794	5,164,818,285
Dividend paid (Note 26)	-	-	-	-	-	(130,000,000)	(130,000,000)
Balance as at 31 December 2009	1,300,000,000	1,590,400,000	762,491	-	130,000,000	2,013,655,794	5,034,818,285
							-

The accompanying notes are an integral part of the financial statements.

1. General information

Shangri-La Hotel Public Company Limited ("the Company") is a public company incorporated and domiciled in Thailand. Its parent company is Shangri-La Asia Limited, which was incorporated in Bermuda. The Company operates its business in Thailand, and its principal activity is hotel operations in Bangkok and Chiang Mai provinces. The Company's registered address is 89 Soi Wat Suan Plu, Charoengkrung Road, Bangrak, Bangkok.

2. Basis of preparation

2.1 The financial statements have been prepared in accordance with accounting standards enunciated under the Accounting Profession Act B.E. 2547, except for the early adoption of International Accounting Standard (IAS) No.12 "Income Taxes" (revised 1996).

The presentation has been made in compliance with the stipulations of the Notification of the Department of Business Development dated 30 January 2009, issued under the Accounting Act B.E. 2543.

The financial statements in Thai language are the official statutory financial statements of the Company. The financial statements in English language have been translated from the Thai language financial statements.

The financial statements have been prepared on a historical cost basis except where otherwise disclosed in the accounting policies.

2.2 Basis of consolidation

a) The consolidated financial statements include the financial statements of the Company ("the Company") and the following subsidiary companies ("the subsidiaries"):

Company's name	Nature of business	Percentage of shareholding		Country of incorporation	Assets as a percentage to the consolidated total assets as at 31 December		Revenues as a percentage to the consolidated total revenue for the years ended 31 December	
		2009	2008		2009	2008	2009	2008
		Percent	Percent		Percent	Percent	Percent	Percent
Held by the Company								
Town Development Co., Ltd.	Holding Company	100	100	Thailand	-	1	-	-
Held by subsidiary company								
Apizaco Limited	Holding Company	100	100	Hong Kong	11	8	1	1
Hasfield Holdings Pte., Ltd.	Holding Company	100	100	Singapore	12	14	-	2
Zukerman Limited	Holding Company	100	100	British Virgin Island	1	1	-	-
TRR-Kerry Development Co., Ltd.	Holding Company	57.33	57.33	Thailand	2	2	-	-

b) Subsidiaries are fully consolidated as from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

c) The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent significant accounting policies.

d) The financial statements of the overseas subsidiary companies are translated into Thai Baht at the closing exchange rate as to assets and liabilities, and at monthly average exchange rates as to revenues and expenses. The resultant differences are shown under the caption of "Translation adjustments" in shareholders' equity.

e) Material balances and transactions between the Company and its subsidiary companies, the Company's investments in subsidiary companies and share capital of the subsidiary companies have been eliminated from the consolidated financial statements.

2.3 The separate financial statements, which present investments in subsidiaries and associates presented under the cost method, have been prepared solely for the benefit of the public.

3. Adoption of new accounting standards

In June 2009, the Federation of Accounting Professions issued Notification No. 12/2552, assigning new numbers to Thai Accounting Standards that match the corresponding International Accounting Standards. The numbers of Thai Accounting Standards as referred to in these financial statements reflect such change.

The Federation of Accounting Professions has issued Notification No. 86/2551 and 16/2552, mandating the use of new accounting standards, financial reporting standard and accounting treatment guidance as follows.

3.1 Accounting standards, financial reporting standard and accounting treatment guidance which are effective for the current year

Framework for the Preparation and Presentation of Financial Statements (revised 2007)

TAS 36 (revised 2007)	Impairment of Assets
TFRS 5 (revised 2007)	Non-current Assets Held for Sale and Discontinued Operations

Accounting Treatment Guidance for Leasehold Right

Accounting Treatment Guidance for Business Combination under Common Control

These accounting standards, financial reporting standard and accounting treatment guidance became effective for the financial statements for fiscal years beginning on or after 1 January 2009. The management has assessed the effect of these standards and believes that TFRS 5 (revised 2007), Accounting Treatment Guidance for leasehold right and Accounting Treatment Guidance for Business Combination under Common Control are not relevant to the business of the Company, while Framework for Preparation and Presentation of Financial Statements (revised 2007) and TAS 36 (revised 2007) do not have any significant impact on the financial statements for the current year.

3.2 Accounting standards which are not effective for the current year

		Effective date
TAS 20	Accounting for Government Grants and Disclosure of Government Assistance	1 January 2012
TAS 24 (revised 2007)	Related Party Disclosures	1 January 2011
TAS 40	Investment Property	1 January 2011

However, TAS 24 (revised 2007) and TAS 40 allow early adoption by the entity before the effective date.

The management of the Company is still evaluating the effect of these three accounting standards to the financial statements for the year in which they are initially applied.

4. Significant accounting policies

4.1 Revenue recognition

Revenues from hotel operations mainly consist of room sales, food and beverage sales and revenues from auxiliary activities, and represent the invoiced value (excluding value added tax) of goods supplied and services rendered after deducting discounts and service charges.

Interest income is recognised on an accrual basis based on the effective interest rate.

Dividends are recognised when the right to receive the dividends is established.

4.2 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand and at banks, and all highly liquid investments with an original maturity of three months or less and not subject to withdrawal restrictions.

4.3 Trade accounts receivable

Trade accounts receivable are stated at the net realisable value. Allowance for doubtful accounts is provided on a specific basis for all debt aged over 120 days.

4.4 Inventories

Inventories are valued at the lower of cost and net realisable value.

4.5 Investments

a) Investments in available-for-sale securities are stated at fair value. Changes in the carrying amounts of securities are recorded as separate items in shareholders' equity until the securities are sold, when the changes are then included in determining income.

b) Investments in non-marketable equity securities, which the Company classifies as other investments, are stated at cost net of allowance for loss on diminution in value (if any).

c) Investments in associates are accounted for in the consolidated financial statements using the equity method.

d) Investments in subsidiaries and associates are accounted for in the separate financial statements using the cost method.

The fair value of marketable securities is based on the latest bid price of the last working day of the year as quoted on the Stock Exchange of Thailand.

4.6 Property, plant and equipment/Depreciation

Land is stated at cost. Buildings and equipment are stated at cost less accumulated depreciation and allowance for loss on impairment of assets (if any).

Depreciation of plant and equipment is calculated by reference to their costs on the straight-line basis over the following estimated useful lives:

Buildings and improvements	-	20 – 40 years
Machinery and building equipment	-	10 – 15 years
Furniture, fixtures and equipment	-	5 years
Computer	-	3 years
Vehicles	-	5 years

Depreciation is included in determining income.

No depreciation is provided on land and construction in progress.

Initial acquisitions of operating equipment are recorded as assets and amortised by the straight-line basis over estimated useful lives of 5 years. Operating equipment acquired thereafter is recorded as inventories and directly charged to operating expenses upon use in the operations.

4.7 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

4.8 Intangible assets

Intangible assets acquired separately are measured at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

Intangible assets with finite lives are amortised on a systematic basis over the useful economic life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method of such intangible asset are reviewed at least at each financial year end. The amortisation expense is charged to the income statement.

The useful lives of intangible asset, computer software are 3 and 5 years.

4.9 Related party transactions

Related parties comprise enterprises and individuals that control, or are controlled by, the Company, whether directly or indirectly, or which are under common control with the Company.

They also include associated companies and individuals which directly or indirectly own a voting interest in the Company that gives them significant influence over the Company, key management personnel, directors, and officers with authority in the planning and direction of the Company's operations.

4.10 Foreign currencies

Transactions in foreign currencies are translated into Baht at the exchange rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Baht at the exchange rates ruling at the balance sheet date.

Gains and losses on exchange are included in determining income.

4.11 Impairment of assets

At each reporting date, the Company performs impairment reviews in respect of the property, plant and equipment and other intangible assets whenever events or changes in circumstances indicate that an asset may be impaired. An impairment loss is recognised when the recoverable amount of an asset, which is the higher of the asset's fair value less costs to sell and its value in use, is less than the carrying amount.

An impairment loss is recognised in the income statement.

4.12 Employee benefits

Salaries, wages, bonuses and contributions to the social security fund and provident fund are recognised as expenses when incurred.

4.13 Provisions

Provisions are recognised when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

4.14 Income tax

Current tax

Income tax is provided in the accounts based on taxable profits determined in accordance with tax legislation.

Deferred Tax

Deferred income tax is calculated based on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts, by using the enacted tax rate applicable at the balance sheet date.

The Company recognises deferred tax liabilities for taxable temporary differences and recognises deferred tax assets for deductible temporary differences. The Company recognises deferred tax assets to the extent that it is probable that future taxable profit will be available against which such temporary differences can be utilised.

At each balance sheet date, the Company reviews and reduces the carrying amount of deferred tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

The Company records deferred tax directly to equity if the tax relates to items that are recorded directly to equity.

4.15 Derivatives

Forward exchange contracts

Receivables and payables arising from forward exchange contracts are translated into Baht at the rates of exchange ruling at the balance sheet date. Gains and losses from the translation are included in determining income. Premiums or discounts on forward exchange contracts are amortized on a straight-line basis over the contract periods.

5. Significant accounting judgments and estimates

The preparation of financial statements in conformity with generally accepted accounting principles at times requires management to make subjective judgments and estimates regarding matters that are inherently uncertain. These judgments and estimates affect reported amounts and disclosures and actual results could differ. The significant accounting judgments and estimates are as follows:

Allowance for doubtful accounts

In determining an allowance for doubtful accounts, the management needs to make judgment and estimates based upon, among other things, past collection history, aging profile of outstanding debts and the prevailing economic condition.

Impairment of equity investments

The Company treats available-for-sale investments and other investments as impaired when the management judges that there has been a significant or prolonged decline in the fair value below their cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires judgement.

Property plant and equipment/Depreciation

In determining depreciation of plant and equipment, the management is required to make estimates of the useful lives and salvage values of the Company's plant and equipment and to review estimated useful lives and salvage values when there are any changes.

In addition, the management is required to review property, plant and equipment for impairment on a periodical basis and record impairment losses in the period when it is determined that their recoverable amount is lower than the carrying amount. This requires judgements regarding forecast of future revenues and expenses relating to the assets subject to the review.

Deferred tax assets

Deferred tax assets are recognised in respect of temporary differences only to the extent that it is probable that taxable profit will be available against which these differences can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of estimate future profits.

6. Seasonality of operations

The Company's operations are affected by the seasonality of the travel industry, with a high season running from September to March and a low season from April to August.

7. Trade accounts receivable

The balances of trade accounts receivable as at 31 December 2009 and 2008 are classified by aging as follows:

(Unit: Thousand Baht)

	Consolidated/Separate financial statements	
	2009	2008
Less than 120 days	102,756	76,740
120 - 180 days	301	63
Over 180 days	1,050	1,163
Total	104,107	77,966
Less: Allowance for doubtful accounts	(1,351)	(1,226)
Trade accounts receivable - net	102,756	76,740

8. Inventories

(Unit: Thousand Baht)

	Consolidated/Separate financial statements					
	Cost		Allowance for stock obsolescence		Inventory - net	
	2009	2008	2009	2008	2009	2008
Food and beverage	13,075	12,011	-	-	13,075	12,011
Operating equipment stock	8,427	10,953	(1,966)	(1,581)	6,461	9,372
General stores	8,173	5,578	(520)	(246)	7,653	5,332
Engineering, spare parts, supplies and others	10,232	11,287	(580)	(835)	9,652	10,452
Total	39,907	39,829	(3,066)	(2,662)	36,841	37,167

9. Investments in subsidiaries

Details of investments in subsidiaries as presented in separate financial statements are as follows:

(Unit: Thousand Baht)

Company's name	Paid-up capital	Separate financial statements					
		Shareholding percentage		Cost		Dividend received during the year	
		2009	2008	2009	2008	2009	2008
		Percent	Percent				
Town Development Co., Ltd.	Baht 1,303 million	100	100	1,303,000	1,303,000	32,575	27,363
Apizaco Limited (Held by Town Development Co., Ltd.)	HK$ 206 million	100	100	-	-	-	-
Hasfield Holdings Pte., Ltd. (Held by Town Development Co., Ltd.)	S$ 34 million	100	100	-	-	-	-
Zukerman Limited (Held by Apizaco Limited)	US$ 1	100	100	-	-	-	-
TRR - Kerry Development Co., Ltd. (Held by Town Development Co., Ltd.)	Baht 231 million	57.33	57.33	-	-	-	-
				1,303,000	1,303,000		
Less: Impairment on investment				(6,400)	(6,400)		
				1,296,600	1,296,600		

10. Investments in associates

10.1 Details of associates:

(Unit: Thousand Baht)

Associated companies (Held by Zukerman Limited)	Country of incorporation	Nature of business	Type of relationship	Consolidated financial statements					
				Shareholding percentage		Cost		Carrying amount based on equity method	
				2009	2008	2009	2008	2009	2008
				Percent	Percent				
Traders Yangon Co., Ltd.	Myanmar	Hotel	Shareholding and common directors	23.53	23.53	29,782	31,220	-	-
Shangri-La Yangon Co., Ltd.	Myanmar	Not yet operational	Shareholding and common directors	22.22	22.22	17,604	18,454	-	-
Traders Square Co., Ltd.	Myanmar	Not yet operational	Shareholding and common directors	23.56	23.56	702	736	-	-
						48,088	50,410		
Less: Allowance for diminution in value of investments						(48,088)	(50,410)		
						-	-		

10.2 Summarised financial information of associates

Financial information of the associated companies is summarized below.

(Unit: Thousand Baht)

Company's name	Paid-up capital as at 31 December		Total assets as at 31 December		Total liabilities as at 31 December		Total revenues for the year ended 31 December		Net loss for the year ended 31 December	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(Million Kyat)	(Million Kyat)								
Traders Yangon Co., Ltd.	21.60	21.60	1,602,304	1,706,207	3,578,769	3,757,923	274,271	241,995	(17,654)	(59,068)
Shangri-La Yangon Co., Ltd.	11.88	11.88	1,324,048	1,384,358	1,258,642	1,315,864	-	-	-	-
Traders Square Co., Ltd.	0.52	0.52	195,207	204,421	192,221	201,294	-	-	-	-

The financial information of associates is based on the financial statements as prepared by the management of such associated companies which have not yet been reviewed by their auditors.

10.3 Investment in associates with capital deficit

The Company recognised share of losses from investment in three associates, as listed below, until the value of the investments approached zero. Subsequent losses incurred by those associates have not been recognised in the Company's accounts in case that the Company has no obligations, whether legal or constructive, to make any payments on behalf of those associates. The amount of such unrecognised share of losses is set out below.

(Unit: Million Baht)

Company's name	Share of losses for the year ended 31 December 2009	Cumulative share of losses up to 31 December 2009
Traders Yangon Co., Ltd.	(4,153)	(493,418)
Shangri-La Yangon Co., Ltd.	-	-
Traders Square Co., Ltd.	-	-
Total	(4,153)	(493,418)

11. Investments in related parties

(Unit: Thousand Baht)

	Country of incorporation	Nature of business	Type of relationship	Consolidated financial statements					
				Shareholding percentage		Investment value		Dividend for the year ended 31 December	
				2009	2008	2009	2008	2009	2008
				Percent	Percent				
Related company – at cost									
(Held by Hasfield Holdings Pte., Ltd.)									
Cuscaden Properties Pte., Ltd.	Singapore	Hotel and commercial complex	Shareholding and common directors	14.60	14.60	392,950	401,098	-	29,862
						392,590	401,098		
Securities for sale – at fair value									
(Held by Apizaco Limited)									
Shangri-La Asia Ltd.	Bermuda	Holding Company	Shareholding and common directors	0.38	0.38	372,659	390,656	7,671	12,106
Add: Unrealised gain on changes in the value of investments						310,003	46,075		
						682,662	436,731		
Total						1,075,612	837,829		

12. Investment in other company

(Unit: Thousand Baht)

	Consolidated financial statements	
	2009	2008
Don Muang Tollway Public Co., Ltd.	213,164	213,164
Less: Allowance for diminution in value of investment	(93,792)	(102,745)
	119,372	110,419

13. Investment in available-for-sale securities

(Unit: Thousand Baht)

	Consolidated/Separate financial statements	
	2009	2008
Ordinary shares of Post Publishing Public Co., Ltd.	50,107	50,107
Add: Unrealised gains (loss) on changes in the value of investment	1,089	(654)
	51,196	49,453

14. Related party transactions

During the years, the Company and its subsidiaries had significant business transactions with related parties. Such transactions, which are summarised below, arose in the ordinary course of business and were concluded on commercial terms and bases agreed upon between the Company and those related parties.

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements		
	2009	2008	2009	2008	
Transactions with subsidiary companies					
(eliminated from the consolidated financial statements)					
Dividend income	-	-	32,575	27,363	
Transactions with related companies					
Interest income	4,532	6,205	-	-	Market rate
Dividend income	7,671	41,969	-	-	
Revenue from hotel operations	24,136	12,045	24,136	12,045	Normal business price closed as charged to other customers
Royalty fee	40,325	61,042	40,325	61,042	Per contract
Marketing and promotion fees	10,451	18,687	10,451	18,687	Per contract
Advertising and reservation fees	9,902	11,960	9,902	11,960	Per contract

As at 31 December 2009 and 2008, the balances of the accounts between the Company and those related companies are as follows:

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Other receivable – related party				
Related company				
Shangri-La International Hotel Management Limited (Hong Kong)	9,330	-	9,330	-
	9,330	-	9,330	-
Loans to and accrued interest from related parties				
Subsidiaries				
TRR-Kerry Development Co., Ltd.	-	-	88,415	88,415
Less: Allowance for loss on accrued interest	-	-	(88,415)	(88,415)
	-	-	-	-

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Associated companies				
Non-interest bearing				
Traders Yangon Co., Ltd.	349,058	365,916	-	-
Shangri-La Yangon Co., Ltd.	243,492	255,251	-	-
Traders Square Co., Ltd.	45,201	47,384	-	-
	637,751	668,551	-	-
Interest bearing				
Traders Yangon Co., Ltd.	324,331	350,687	-	-
Shangri-La Yangon Co., Ltd.	20,441	21,428	-	-
	344,772	372,115	-	-
Total	982,523	1,040,666	-	-
Less: Allowance for losses on loans	(914,635)	(954,560)	-	-
	67,888	86,106	-	-
Related company				
Cuscaden Properties Pte., Ltd.	413,527	422,101	-	-
	481,415	508,207	-	-
Amounts due to related party				
Associated company				
Traders Yangon Co., Ltd.	5,827	8,478	5,827	8,478
	5,827	8,478	5,827	8,478
Short-term loan from related party				
Related company				
Shangri-La Treasury Limited	498,600	-	498,600	-
	498,600	-	498,600	-
Royalty, marketing and other fees payable				
Related companies				
Shangri-La International Hotel Management BV	18,117	8,303	18,117	8,303
Shangri-La International Hotel Management Limited (Hong Kong)	2,231	8,264	2,231	8,264
	20,348	16,567	20,348	16,567

A short-term loan from a related party is scheduled to be repaid in August 2010. This loan carries interest at a rate of LIBOR + 2.05% per annum with no collateral.

Zukerman Limited, a subsidiary of Apizaco Limited, has investment in three associated companies in Myanmar, which are engaged in hotel business and the development of a hotel and commercial complex. As at 31 December 2009, Zukerman Limited recorded total net investments in and loans to its associated companies of approximately Baht 67.9 million (2008: Baht 86.1 million). The hotel of one associate is currently operating and generates cash inflows, but two development projects have been suspended. Due to the situation in Myanmar, it is not possible to estimate when the two projects will resume. However, appropriate provisions have been made for these investments and loans.

During 2009, movements of loans to and accrued interest from related parties and short-term loan from related party were as follows:

(Unit: Thousand Baht)

		During the year			
	Balance as at 1 January 2009	Increase	Decrease	Unrealised loss on exchange	Balance as at 31 December 2009
Loans to and accrued interest from Related parties					
Subsidiaries					
TRR-Kerry Development Co., Ltd.	88,415	-	-	-	88,415
Associated companies					
Non-interest bearing					
Traders Yangon Co., Ltd.	365,916	-	-	(16,858)	349,058
Shangri-La Yangon Co., Ltd.	255,251	-	-	(11,759)	243,492
Traders Square Co., Ltd.	47,384	-	-	(2,183)	45,201
Interest bearing					
Traders Yangon Co., Ltd.	350,687	-	(10,328)	(16,028)	324,331
Shangri-La Yangon Co., Ltd.	21,428	-	-	(987)	20,441
Related company					
Cuscaden Properties Pte., Ltd.	422,101	4,532	(4,532)	(8,574)	413,527
Short-term loan from related party					
Related company					
Shangri-La Treasury Limited	-	498,600	-	-	498,600

15. Property, plant and equipment

(Unit: Thousand Baht)

	Consolidated financial statements							
	Land	Buildings and improvements	Machinery and building equipment	Furniture, fixtures and equipment	Operating equipment	Vehicles	Construction in progress	Total
Cost:								
31 December 2008	495,363	3,130,774	964,391	2,298,660	99,470	7,894	215,519	7,212,071
Additions	-	531	211	5,731	-	3,039	751,672	761,184
Transfers in (out)	-	-	93,839	739,569	-	-	(833,408)	-
Disposals	-	(63,410)	(8,984)	(281,588)	-	(3,306)	-	(357,288)
Adjustment	-	-	-	5,093	-	-	-	5,093
31 December 2009	495,363	3,067,895	1,049,457	2,767,465	99,470	7,627	133,783	7,621,060
Accumulated depreciation:								
31 December 2008	-	1,366,990	525,164	1,649,020	83,390	5,236	-	3,629,800
Depreciation for the year	-	127,858	55,468	257,705	3,961	718	-	445,710
Depreciation on disposals	-	(37,309)	(8,984)	(278,468)	-	(3,306)	-	(328,067)
Adjustment	-	-	-	5,108	-	-	-	5,108
31 December 2009	-	1,457,539	571,648	1,633,365	87,351	2,648	-	3,752,551
Net book value:								
31 December 2008	495,363	1,763,784	439,227	649,640	16,080	2,658	215,519	3,582,271
31 December 2009	495,363	1,610,356	477,809	1,134,100	12,119	4,979	133,783	3,868,509
Depreciation for the year:								
2008								446,919
2009								445,710

(Unit: Thousand Baht)

	Separate financial statements							
	Land	Buildings and improvements	Machinery and building equipment	Furniture, fixtures and equipment	Operating equipment	Vehicles	Construction in progress	Total
Cost:								
31 December 2008	493,510	3,130,774	964,391	2,298,660	99,470	7,894	215,519	7,210,218
Additions	-	531	211	5,731	-	3,039	751,672	761,184
Transfers in (out)	-	-	93,839	739,569	-	-	(833,408)	-
Disposals	-	(63,410)	(8,985)	(281,588)	-	(3,306)	-	(357,289)
Adjustment	-	-	-	5,093	-	-	-	5,093
31 December 2009	493,510	3,067,895	1,049,456	2,767,465	99,470	7,627	133,783	7,619,206
Accumulated depreciation:								
31 December 2008	-	1,366,990	525,164	1,649,020	83,390	5,236	-	3,629,800
Depreciation for the year	-	127,858	55,468	257,705	3,961	718	-	445,710
Depreciation on disposals	-	(37,309)	(8,984)	(278,468)	-	(3,306)	-	(328,067)
Adjustment	-	-	-	5,108	-	-	-	5,108
31 December 2009	-	1,457,539	571,648	1,633,365	87,351	2,648	-	3,752,551
Net book value:								
31 December 2008	493,510	1,763,784	439,227	649,640	16,080	2,658	215,519	3,580,418
31 December 2009	493,510	1,610,356	477,808	1,134,100	12,119	4,979	133,783	3,866,655
Depreciation for the year:								
2008								446,919
2009								445,710

The balance as at 31 December 2009 includes property, plant and equipment of the hotel in Chiang Mai amounting to Baht 1,831 million (2008: Baht 2,036 million).

As at 31 December 2009, certain plant and equipment items have been fully depreciated but are still in use. The original cost of those assets amounted to approximately Baht 1,367 million (2008: Baht 1,359 million). (The Company only: Baht 1,367 million, 2008: Baht 1,359 million).

The Company has mortgaged land and construction located at Chiang Mai with a total net book value as at 31 December 2009 of Baht 1,198 million (2008: Baht 1,258 million) as collateral against credit facilities received from a domestic bank.

16. Intangible assets

Details of intangible assets which are computer software are as follows:

(Unit: Thousand Baht)

	Consolidated/Separate financial statement	
	2009	2008
Cost		
Brought forward	39,169	36,239
Additions	135	2,930
Written off	(1,523)	-
Carried forward	37,781	39,169
Accumulated amortisation		
Brought forward	26,737	20,953
Amortisation for the year	5,568	5,784
Amortisation on written off	(1,523)	-
Carried forward	30,782	26,737
Net book value	6,999	12,432
Amortisation expenses included in the income statements for the year	5,568	5,784

17. Corporate income tax

Corporate income tax expenses for the years ended 31 December 2009 and 2008 can be summarised as follows:

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Income tax payable on taxable profit	367	77,322	-	77,176
Deferred income tax relating to (increase) decrease in temporary differences	(60,750)	631	(60,750)	631
Income (expenses) - corporate income tax as included in income statements	(60,383)	77,953	(60,750)	77,807

As at 31 December 2009 and 2008 the components of deferred tax assets and deferred tax liabilities were summarised as follows:

(Unit: Thousand Baht)

	Consolidated/Separate financial statements	
	2009	2008
Deferred tax assets		
Allowance for doubtful accounts	904	368
Allowance for stock obsolescence	707	799
Allowance in diminution in value of investment		
- available for sales securities	9,109	9,109
Allowance for accrued interest – related party	26,524	26,524
Tax loss carry forward	60,750	-
Unrealised loss from changes in the value of investment		
- available for sales securities	-	196
Others	412	224
	98,406	37,220
Deferred tax liabilities		
Unrealised gain from changes in the value of investment		
- available for sales securities	327	-
Others	631	-
	958	-
Net deferred income tax	97,448	37,220

18. Bank overdrafts

Bank overdrafts carry interest at MOR per annum and are unsecured.

19. Unrealised gain (loss) on changes in value of investment in available for sales - other company

(Unit: Thousand Baht)

	Consolidated/Separate financial statements	
	2009	2008
Unrealised gain (loss) on changes in value of investment (Note 13)	1,089	(654)
Less: Effect of deferred income tax	(327)	196
	762	(458)

20. Long-term loan from bank

In December 2009, the Company obtained a long-term loan from a local commercial bank, amounting to Baht 200 million (the first draw down). The new loan carries interest at MLR -1.950 percent per annum during the first 2 years and then at MLR - 1.675 percent per annum. Loan principal is payable to the bank in quarterly installments (starting from December 2011), with the 1st to the 11th installments amounting to Baht 70 million each and the balance to be paid as the 12th and final installment.

The loan is secured by the mortgage of land and construction thereon of Shangri-La Hotel, Chiang Mai , which is valued at not less than Baht 800 million.

The loan agreement contains certain normal covenants and restrictions, such as a requirement to maintain certain financial ratios.

As at 31 December 2009, the long-term credit facilities of the Company and its subsidiaries which have not yet been drawn down amounted to Baht 600 million.

21. Statutory reserve

Pursuant to Section 116 of the Public Limited Companies Act B.E. 2535, the Company is required to set aside to a statutory reserve at least 5 percent of its net income after deducting accumulated deficit brought forward (if any), until the reserve reaches 10 percent of the registered capital. The statutory reserve is not available for dividend distribution.

22. Expenses by nature

Significant expenses by nature are as follows:

(Unit: Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Salary and wages and other employee benefits	338,493,285	419,063,346	338,493,285	419,063,346
Depreciation expenses	445,710,312	446,919,020	445,710,312	446,919,020
Amortisation expenses	5,567,688	5,783,846	5,567,688	5,783,846
Direct cost of food and beverage	129,528,668	194,569,421	129,528,668	194,569,421
Utilities expenses	103,160,630	106,946,618	103,160,630	106,946,618
Royalty fees expenses	40,325,391	61,041,809	40,325,391	61,041,809
Advertising and promotion expenses	48,646,307	74,621,278	48,646,307	74,621,278
Property maintenance expenses	31,963,487	39,859,471	31,963,487	39,859,471

23. Earnings per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) for the year by the weighted average number of ordinary shares in issue during the year.

24. Segment information

The operations of the Company and its subsidiary companies involve two main industry segments, the hotel business and investment holdings, and business is carried on both in Thailand and overseas. The overseas business comprises only investment holding activities and, during the years ended 31 December 2009 and 2008, there were no material activities pertaining to this investment holding segment. For this reason financial information by either industry segment or geographic area has not been presented.

25. Provident fund

The Company and its employees have jointly established a provident fund in accordance with the Provident Fund Act B.E. 2530. Both employees and the Company contribute to the fund monthly at the rate of 5 percent of basic salaries. The fund, which is managed by Finansa Asset Management Limited, will be paid to employees upon termination in accordance with the fund rules. During the year 2009, the Company contributed Baht 6.4 million (2008: Baht 7.0 million) to the fund.

26. Dividends

On 28 April 2009, the Annual General Meeting of the Company's shareholders has approved the payment of annual dividend in respect of the 2008 income of Baht 1 per share or a total of Baht 130 million.

On 28 April 2008, the Annual General Meeting of the Company's shareholders has approved the payment of annual dividend in respect of the 2007 income of Baht 2 per share or a total of Baht 260 million.

27. Commitments and contingent liabilities

27.1 Capital commitments

As at 31 December 2009, the Company had capital commitments in respect of construction and renovation of the building of hotel in Bangkok amounting to approximately Baht 444.98 million (2008: Baht 193.04 million).

27.2 Guarantees

As at 31 December 2009, there were outstanding bank guarantees of approximately Baht 9.46 million (2008: Baht 14.66 million) issued by banks on behalf of the Company in respect of letters of guarantee for electricity usage.

28. Royalty agreement

On 1 January 1990, the Company entered into a royalty agreement with Shangri-La International Hotel Management BV whereby the latter grants to Shangri-La Hotel, Bangkok a license to use the copyright, trademarks, know-how and other rights subsisting in the Shangri-La system. The hotel is committed to pay agreed fees as specified in the agreement, which has a term of 20 years commencing from January 1990 and is renewable for another term of 10 years. Royalty fees for the years ended 31 December 2009 and 2008 amounted to approximately Baht 36.3 million and Baht 56.5 million, respectively.

On 1 June 2007, the Company and Shangri-La International Hotel Management BV agreed to amend the royalty agreement in order to grant the same license to the Shangri-La Hotel, Chiang Mai, with agreed fees as specified in the amendment to the agreement. The term of the amendment to the agreement is effective from the opening date of the Shangri-La Hotel, Chiang Mai and terminates on the same date as the original agreement. Other terms and conditions of the original agreement remain the same. Royalty fees for the years ended 31 December 2009 and 2008 amounted to approximately Baht 4.0 million and Baht 4.5 million, respectively.

On 24 September 2009, the Company and Shangri-La International Hotel Management BV agreed to renew the agreement, that will be due to expire on 31 December 2009, for a further period of 20 years from 1 January 2010, and renewable for another term of 20 years.

29. Marketing and promotion agreement

On 1 January 1986, the Company entered into a marketing and promotion agreement with Shangri-La International Hotel Management Limited (Hong Kong) whereby the latter will provide Shangri-La Hotel, Bangkok with marketing and promotion services through the Shangri-La Group of Hotels. The hotel agrees to share part of the Group's marketing and promotion expenses on the basis specified in the agreement. The agreement was effective from 1 March 1986, and can be terminated by mutual agreement. Marketing and promotion expenses shared to the Company for the years

ended 31 December 2009 and 2008 amounted to approximately Baht 19.6 million and Baht 26.5 million, respectively.

On 1 June 2007, the Company and Shangri-La International Hotel Management Limited (Hong Kong) agreed to amend the marketing and promotion agreement to additionally include the provision of marketing and promotion services through the Shangri-La Group of Hotels to the Shangri-La Hotel, Chiang Mai with agreement to share part of the Group's marketing and promotion expenses on the basis specified in the amendment to the agreement. The term of the amendment to the agreement is effective from the opening date of the Shangri-La Hotel, Chiang Mai. Other terms and conditions of the original agreement remain the same. Marketing and promotion expenses shared to the Company for the year ended 31 December 2009 and 2008 amounted to approximately Baht 0.8 million and Baht 4.1 million, respectively.

30. Financial instruments

30.1 Financial risk management

The Company's financial instruments, as defined under Thai Accounting Standard No.32 "Financial Instruments: Disclosure and Presentations", principally comprise cash and cash equivalents, trade accounts receivable, deposits, loan to and accrued interest from related parties, investments, trade accounts payable, short-term loans, long-term loans and accrued interest and rental deposits. The financial risks associated with these financial instruments and how they are managed is described below.

Credit Risk

The Company is exposed to credit risk primarily with respect to trade accounts receivable and loans. The Company manages the risk by adopting appropriate credit control policies and procedures and therefore does not expect to incur material financial losses. In addition, the Company does not have high concentrations of credit risk since it has a large customer base. The maximum exposure to credit risk is limited to the carrying amounts of receivables and loans as stated in the balance sheet.

Interest rate risk

The Company's exposure to interest rate risk relates primarily to its cash at banks, bank overdrafts, short-term and long-term borrowings. However, since most of the Company's financial assets and liabilities bear floating interest rates or fixed interest rates which are close to the market rate, the interest rate risk is expected to be minimal.

Significant financial assets and liabilities as at 31 December 2009 classified by type of interest rate are summarised in the table below, with those financial assets and liabilities that carry fixed interest rates further classified based on the maturity date, or the repricing date if this occurs before the maturity date.

	Consolidated financial statements						
	Fixed interest rates						
	Within 1 year	1-5 years	Over 5 years	Floating interest rate	Non- interest bearing	Total	Effective interest rate
	(Thousand Baht)						(% p.a.)
Financial Assets							
Cash and cash equivalent	561,998	-	-	73,842	28,410	664,250	0.40%-1.50%
Current investments - deposits at financial institutions	150	-	-	-	-	150	1.00%
Trade accounts receivable	-	-	-	-	102,756	102,756	-
Other receivable - related party	-	-	-	-	9,330	9,330	-
Investments in related parties	-	-	-	-	1,075,612	1,075,612	-
Investment in other company	-	-	-	-	119,372	119,372	-
Available-for-sale securities	-	-	-	-	51,196	51,196	-
Loans to and accrued interest from related parties	-	-	-	413,527	67,888	481,415	LIBOR 1 year, Market rate
Deposits	-	-	-	-	34,916	34,916	-
	562,148	-	-	487,369	1,489,480	2,538,997	
Financial liabilities							
Bank overdrafts	-	-	-	370	-	370	MOR
Trade accounts payable	-	-	-	-	100,993	100,993	-
Construction payable	-	-	-	-	32,321	32,321	-
Amounts due to related parties	-	-	-	-	5,827	5,827	-
Short-term loan from related party	-	-	-	498,600	-	498,600	LIBOR 3 months + 2.05%
Retention payable	-	-	-	-	51,328	51,328	-
Long-term loan from bank	-	-	-	200,000	-	200,000	MLR - 1.95%
Interest payable to minority shareholders of subsidiaries	-	-	-	-	66,274	66,274	-
Rental deposits	-	-	-	-	12,790	12,790	-
	-	-	-	698,970	269,533	968,503	

	Separate financial statements						
	Fixed interest rates						
	Within 1 year	1-5 years	Over 5 years	Floating interest rate	Non- interest bearing	Total	Effective interest rate
				(Thousand Baht)			(% p.a.)
Financial Assets							
Cash and cash equivalent	545,038	-	-	17,521	25,504	588,063	0.40%-1.50%
Trade accounts receivable	-	-	-	-	102,756	102,756	-
Other receivable - related party	-	-	-	-	9,330	9,330	-
Investments in associated	-	-	-	-	1,296,600	1,296,600	-
Available-for-sale securities	-	-	-	-	51,196	51,196	-
Deposits	-	-	-	-	34,916	34,916	-
	545,038	-	-	17,521	1,520,302	2,082,861	
Financial liabilities							
Bank overdrafts	-	-	-	370	-	370	MOR
Trade accounts payable	-	-	-	-	100,993	100,993	-
Construction payable	-	-	-	-	32,321	32,321	-
Amounts due to related parties	-	-	-	-	5,827	5,827	-
Short-term loan from a related party	-	-	-	498,600	-	498,600	LIBOR 3 months + 2.05%
Retention payable	-	-	-	-	51,328	51,328	-
Long-term loan from bank	-	-	-	200,000	-	200,000	MLR - 1.95%
Rental deposits	-	-	-	-	12,790	12,790	-
	-	-	-	698,970	203,259	902,229	

Foreign currency risk

The Company's exposure to foreign currency risk relates mainly to room rates being charged in foreign currency and transactions with debtors and creditors that are denominated in foreign currencies. Moreover, the Company have lending and borrowing in foreign currencies. The Company mitigates this risk by entering into forward exchange contracts when it considers appropriate. Generally, the forward contracts mature within one year.

The balances of financial assets and liabilities denominated in foreign currencies as at 31 December 2009 are summarised below.

Foreign currency	Financial assets	Financial liabilities	Average exchange rate as at 31 December 2009
			(Baht per 1 foreign currency unit)
US dollar	-	15,000,000	33.3688

As at 31 December 2009 the Company has an outstanding forward exchange contract to buy foreign currency to hedge the foreign currency risk arising from cash disbursements in foreign currency to its lender, as summarised below.

Foreign currency	Bought amount	Contractual exchange rate
		Bought
		(Baht per 1 foreign currency unit)
US dollar	15,085,000	33.34

30.2 Fair values of financial instruments

Since the majority of the Company's assets and liabilities are short-term or bear floating interest rates or fixed interest rates which are close to the market rate in nature, their fair value is not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.

31. Capital management

The primary objective of the Company's capital management is to ensure that it has an appropriate financial structure and preserves the ability to continue its business as a going concern.

According to the balance sheet as at 31 December 2009, the Group's debt-to- equity ratio was 0.22:1 (2008: 0.10:1) and the Company's was 0.22:1 (2008: 0.09:1).

32. Approval of financial statements

These financial statements were authorised for issue by the Company's Board of Directors on 22 February 2010.

(Audited Yearly F/S and Consolidated F/S (F45-3))

Reports: Audited yearly and consolidated statements as follows.

Name SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED

Audited
(In thousands)
Ending 31 December

The Consolidated Financial Statement

Year	For year 2009	2008
Net profit (loss)	(147,246)	306,221
EPS (baht)	(1.13)	2.36

The Company Financial Statement

Year	For year 2009	2008
Net profit (loss)	(130,289)	260,874
EPS (baht)	(1.00)	2.01

Auditors Opinion:

Unqualified Opinion

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________

(Mrs. Pavinee Meensuk)

Position Director and Company Secretary

Authorized to sign on behalf of the company


Shangri-La hotel
BANGKOK

To : Managing Director
The Stock Exchange of Thailand

Date : February 22, 2010

Re : Resolutions on recommendation on final dividend and fixing of the date of the Annual General Meeting of Shareholders No. 16

Dear Sirs,

The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") would like to inform you of the following resolutions passed at its Board Meeting No. 1/2010 held on February 22, 2010:

1. That the final dividend for the operation from January 1, 2009 to December 31, 2009 at the rate of Baht 0.75 per share for 130,000,000 ordinary shares amounting to Baht 97,500,000 which will be payable to shareholders of the Company ("Shareholders") on May 25, 2010 be recommended to the Shareholders for approval at the Annual General Meeting on April 29, 2010.

2. That the "record date" on which the Shareholders have the right to receive final dividend shall be May 10, 2010. Further, May 11, 2010 shall be the Company's share register book closing date for collecting names of the Shareholders under Section 225 of the Securities and Exchange Act.

3. That the "record date" on which the Shareholders have the right to attend and vote at the Annual General Meeting of Shareholders No. 16 shall be March 15, 2010. Further, March 16, 2010 shall be the Company's share register book closing date for collecting names of the Shareholders under Section 225 of the Securities and Exchange Act.

4. That the Annual General Meeting of Shareholders No. 16 be held on April 29, 2010 at 10.00 a.m. at Myanmar Room, 3rd Floor, Chao Phya Tower, Shangri-La Hotel, Bangkok.

5. That the agenda for the Annual General Meeting of Shareholders No. 16 be as follows:

   5.1) To consider approval of the minutes of the Annual General Meeting of Shareholders No. 15 which was held on April 28, 2009;
   5.2) To acknowledge the report of the Board of Directors on the business operation for the year 2009;
   5.3) To approve the Company's audited balance sheet and the profit and loss accounts for the year ended December 31, 2009;
   5.4) To consider and approve payment of final dividend for the year ended December 31, 2009;
   5.5) To approve the appointment of Directors in place of those Directors retiring by rotation;
   5.6) To consider the remuneration of the Directors;
   5.7) To appoint the Company's auditors and to fix their remuneration;
   5.8) To consider other business (if any).

Yours faithfully,

(Mrs. Pavinee Meensuk)
Director and Company Secretary



BANGKOK

To : Managing Director
The Stock Exchange of Thailand

Date : February 22, 2010

Re : Clarification for decrease for more than 20% in the net income of Shangri-La Hotel Public Company Limited ("the Company") for the year ended December 31, 2009 when compared to the corresponding period of 2008

The Board of Directors is pleased to announce the Company's results for the year ended December 31, 2009 as follows:-

Net income / (loss) after corporate income tax for the year ended December 31, 2009 and 2008:

(Baht in million)	2009	2008	Change (%)
The Company	(130.29)	260.87	(149.94)
Consolidated	(147.25)	306.22	(148.08)

The Company:
The Company's net income before corporate income tax for the year ended December 31, 2009 dropped by Baht 529.72 million to a loss of Baht 191.04 million from a profit of Baht 338.68 million against the corresponding period last year. The decrease in the Company's income before corporate income tax of Baht 529.72 million was attributed to a decrease in income before corporate income tax of Shangri-La Hotel, Bangkok ("SLBK") by Baht 549.42 million offset with a decrease in loss of Shangri-La Hotel, Chiang Mai ("SLCM") by Baht 19.70 million. The decrease in SLBK's income before corporate income tax came from the decline in room revenues, food and beverage revenues and other revenues which were mainly caused by hotel renovation on its restaurants, guest rooms and function rooms, the political instability in Thailand and the global financial crisis. Revenues from hotel operations of SLBK decreased by Baht 735.67 million to Baht 971.62 million from Baht 1,707.29 million during the same period last year. Income before expenses decreased by Baht 629.89 million whereas selling and administrative expenses, depreciation and other expenses reduced totalling Baht 83.40 million. Finance cost increased by Baht 2.92 million. As a result, the net income before corporate income tax decreased by Baht 549.42 million to Baht 36.66 million.

Revenues from hotel operations of SLCM decreased by Baht 16.76 million to Baht 132.43 million from Baht 149.19 million during the same period last year. Income before expenses increased by Baht 0.37 million. Selling and administrative expenses decreased by Baht 27.73 million whereas depreciation and interest increased by Baht 8.10 million and Baht 0.30 million, respectively. As a result, the loss before corporate income tax decreased by Baht 19.70 million to Baht 227.70 million. Consequently, the total loss before corporate income tax of SLBK and SLCM was Baht 191.04 million and the Company has no corporate income tax for this period. However, the Company recorded corporate income tax revenue for loss carried forward as a tax benefit for future years amounting to Baht 60.75 million while there was corporate income tax of Baht 77.81 million payable during the same period last year, therefore the Company recorded a net loss of Baht 130.29 million for year ended December 31, 2009 against a net profit of Baht 260.87 million for the corresponding period last year (decreased by 149.94%).

Consolidated:
The consolidated net income before corporate income tax for the year ended December 31, 2009 dropped by Baht 591.80 million to a loss of Baht 207.63 million from a profit of Baht 384.17 million against the corresponding period last year. The reduction in consolidated income of Baht 591.80 million was attributed to the decrease in Company's net income before corporate income tax of Baht 534.93 million (excluding an increase in dividend income of Baht 5.21 million from a subsidiary which declared dividends of Baht 27.36 million in the year 2009 against Baht 32.57 million in the year 2008) plus the decrease in income from subsidiaries of Baht 36.35 million which was attributed to a reduction in dividend income. In addition, allowance for diminution in value of investment in Don Muang Tollway Public Company Limited amounting to Baht 8.95 million was reversed in the year of 2009 against Baht 39.14 million in the year of 2008. Provision for loss on loans to related company decreased by Baht 9.67 million. The consolidated corporate income tax decreased by Baht 138.34 million from Baht 77.95 million in 2008 to Baht 60.38 million (income) because the Company recorded corporate income tax revenue for loss carried forward as a tax benefit for future years amounting to Baht 60.75 million as mentioned above whereas there was income tax payable on taxable profit of Baht 0.37 million in subsidiaries which result in a net consolidated corporate income tax income of Baht 60.38 million. As a result, the consolidated net income after tax for the year ended December 31, 2009 came to a loss of Baht 147.25 million from a profit of Baht 306.22 million against the corresponding period of the year 2008 (decreased by 148.08%).

Yours faithfully,

Mrs. Pavinee Meensuk
Director and Company Secretary